NORTHERN CANADIAN MINERALS INC.

FOR IMMEDIATE RELEASE

Tuesday, January 24, 2006

Contact:

Investor Relations

(No.2006-01-03)

Phone (604) 684-2181

info@northerncanadian.ca

APPOINTMENT OF NEW PRESIDENT

Vancouver, British Columbia – January 24, 2006 – Northern Canadian Minerals Inc. (TSX Venture Exchange: NCA) (the “Company”) is pleased to announce that, effective immediately, Mr. Praveen K. Varshney, has joined the company as President & Chief Executive Officer.

Mr. Varshney is a principal of Varshney Capital Corp. and a director of several other public companies including Camphor Ventures Inc. and Carmanah Technologies Corporation.

Further to the above appointment, Mr. Hari B. Varshney has resigned as director, President & CEO.

ON BEHALF OF THE BOARD OF DIRECTORS

“ Praveen Varshney ”

Praveen K. Varshney

President

Cathedral Place, Suite 1304–925 West Georgia St.

Vancouver, BC  V6C 3L2  Canada

Phone: (604) 684-2181     Fax: (604) 682-4768

Email: info@northerncanadian.ca   Website: www.northerncanadian.ca